LinnCo, LLC

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

October 1, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	LinnCo, LLC

Linn Energy, LLC

Amendment No. 2 to Registration Statement on Form S-1

Filed September 24, 2012

Response letter dated September 27, 2012

File No. 333-182305

Ladies and Gentlemen:

Set forth below are the responses of LinnCo, LLC, a Delaware limited liability company (“LinnCo”) and Linn Energy, LLC, a Delaware limited liability company (“LINN Energy,” and together with LinnCo, “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 28, 2012 with respect to the second amendment to the registration statement on Form S-1 filed with the Commission on September 24, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Securities and Exchange Commission

October 1, 2012

Form S-1/A filed September 24, 2012

Prospectus Cover Page

1.	We note your disclosure that you expect the LinnCo shares to be offered at a price that is directly related to the closing price of Linn Energy units prior to determination of the offering price of the LinnCo shares. It is our understanding, based on prior conversations with counsel, that you appear to believe that it is impracticable to state the price to the public, and are relying on Instruction 2 to Item 501(b)(3) of Regulation S-K. Please revise your filing to explain with more specificity the method by which the offering price is to be determined.

Response: We have revised the Registration Statement as requested. Please see the prospectus cover page and page 177.

2.	We note that in your draft disclosure submitted with your letter dated September 27, 2012, you have added references to “Senior Book-Running Managers,” “Junior Book-Running Managers,” “Senior Co-Managers,” and “Co-Managers.” Please remove such references. You may disclose this information on the back cover of the document.

Response: We have revised the Registration Statement as requested. Please see the prospectus cover page.

3.	We note the map you have included before the “Table of Contents.” In a note to this map, you disclose that estimates of proved reserves for the 2012 acquisitions in the map were calculated as of the effective date of the acquisitions using forward strip oil and natural gas prices, and disclose that such estimates differ from those prepared in accordance with the rules and regulations of the SEC. Please revise this section to replace such estimates with reserves estimates calculated in accordance with Rules 4-10(a)(1)-(32) of Regulation S-X. In the alternative, please revise this section to disclose with equal prominence the reserves estimates prepared in accordance with such rules, and clearly identify which estimates were prepared in accordance with such rules. See e.g., Item 1202(b) of Regulation S-K.

Response: We have replaced such estimates included with the map with reserves estimates calculated in accordance with Rules 4-10(a)(1)-(32) of Regulation S-X. Please see the inside cover page of the prospectus.

LINN, page 3

4.	Please provide us with the DeGloyer and MacNaughton petroleum engineering reports you used as the basis for the proved reserves disclosed for the Green River Basin acquisition. You may furnish these materials on digital media such as flash drive or compact disk.

Securities and Exchange Commission

October 1, 2012

Response: We have provided the requested petroleum engineering reports for the Green River Basin acquisition as requested. We have concurrently requested that the materials be afforded confidential treatment while in possession of the Commission and that such materials be returned to LINN Energy when the Commission’s review of such materials is complete.

Risk Factors, page 30

Risk Inherent in an Investment in LinnCo, page 38

Our limited liability company agreement limits the fiduciary duties . . ., page 42

5.	You disclose under “Fiduciary Duties” on page 148 that when acting in their individual capacities or as officers or directors of LINN or any affiliate of LINN, your directors will not be required to act in good faith and will not be obligated to take into account the interest of LinnCo or its shareholders. Accordingly, please revise this risk factor to disclose this situation.

Response: We have revised the Registration Statement as requested. Please see page 42.

Security Ownership of Certain Beneficial Owners and Management, page 136

6.	Please provide the security ownership as of the most recent practicable date. See Item 403 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see page 136.

Lock-Up Agreements, page 176

7.	Please clarify in this section the parties that are subject to the lock-up agreements. From your “Form of Underwriting Agreement” it appears that LinnCo and LINN, and the officers and directors of each, will be subject to the lock-up agreement.

Response: We have revised the Registration Statement as requested. Please see page 176.

Securities and Exchange Commission

October 1, 2012

Exhibits

Exhibit 8.1

8.	We note that counsel has consented to the filing of the opinion as Exhibit 8.1 to the registration statement. Please also obtain from counsel and file a consent to the prospectus discussion of the opinion, and a consent to being named in the registration statement. Please refer to Staff Legal Bulletin No. 19, Section IV, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: We have filed a consent from counsel to the prospectus discussion of the opinion as Exhibit 8.1 to the Registration Statement and a consent from counsel to being named in the Registration Statement in connection therewith. Please see Exhibit 23.6.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Baker Botts L.L.P., Kelly Rose at (713) 229-1796.

Very truly yours,

LINNCO, LLC
LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

cc:	Charlene A. Ripley (Senior Vice President and General Counsel of Issuer)

Kelly Rose, Baker Botts L.L.P. (Issuer’s counsel)

J. Michael Chambers, Latham & Watkins LLP (Underwriters’ counsel)

Brett E. Braden, Latham & Watkins LLP (Underwriters’ counsel)